June 27, 2008

BY EDGAR AND BY HAND

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	VeriSign, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 000-23593

Dear Mr. Kronforst:

I write on behalf of VeriSign, Inc. (the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 29, 2008 (the “Comment Letter”) setting out additional comments with respect to VeriSign’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”), filed with the Commission on February 29, 2008 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Quarterly Report”), filed with the Commission on May 12, 2008.

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.	As previously requested, please provide us a statement in writing acknowledging:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 41

2.	We note your response to prior comment number 4. We asked you to consider expanding your discussion and analysis overview to include known trends, demands, commitments, events and uncertainties. Your response states that you believe that you “provided a clear description of any known trends, demands, commitments, events and uncertainties as they are currently known to [you], including how the aforementioned factors have historically impacted [your] liquidity, capital resources, and results of operations and how they may be expected to do so in the future.” Please direct our attention to the specific disclosure in your MD&A that addresses our concerns.

The Company believes that it has provided discussion and analysis that includes known trends, demands, commitments, events and uncertainties in Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”). The Company believes that the following passages from the MD&A provide such discussion and analysis:

•

“In late 2007, we announced a change to our business strategy to be more tightly aligned with our core competencies, which is providing highly scaleable, reliable and secure Internet infrastructure services to customers around the world. The strategy calls for divesture of a number of non-core businesses in our portfolio, such as communications, billing and commerce, content delivery, messaging and enterprise security services. By divesting these non-core businesses, additional resources should be available to invest in the core businesses that will remain: Naming Services, SSL Certificate Services, and Identity and Authentication services. We face a number of

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

risks associated with our plan to divest ourselves of several non-core businesses. The operations of these businesses will be classified as discontinued operations when all criteria of Statement of Financial Accounting Standards (“SFAS”) No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long Lived Assets,” are met. […] As a result of these divestitures in 2008, we would expect revenues, operating expenses and operating income from continuing operations to decrease in absolute dollars and expect a reduction in the number of employees.” (Page 41, “Business Overview”)

•

“On February 8, 2008, we announced that we entered into an Accelerated Share Repurchase (“ASR”) agreement to repurchase $600 million of our common stock under the 2008 stock repurchase program and announced an intent to repurchase up to an additional $200 million in open market transactions under the 2006 stock repurchase program. […] We expect to complete the ASR by the end of the third quarter of 2008, although in certain circumstances the completion date may be shortened or extended.” (page 44, “Subsequent Events”)

•

“As the Company divests its non-core businesses, it may incur further charges for impairment of goodwill in the future if the net book value of its reporting units exceeds the estimated fair value. Any additional future impairment charges could adversely affect the Company’s earnings.” (Page 46, “Critical Accounting Policies and Significant Management Estimates—Valuation of goodwill and other intangible assets”)

•

“Our anticipated 2008 amortization expense is expected to be approximately $37.3 million. This amount should decrease as we dispose of our existing business units with net other intangible assets. This amount may increase if we acquire any additional companies with other intangible assets.” (Page 56, “Results of Operations—Amortization and Other Intangible Assets”)

•

“We recorded $10.9 million of unrealized gain on the joint venture call options and $15.3 million of realized and unrealized losses on the embedded derivative associated with our convertible debentures. Due to the fact that we are required to mark-to-market the fair value of these call options and the embedded derivative at each reporting period, such revaluations could result in further gains or losses.” (Page 57, “Results of Operations—Other Income, Net”)

•

“We […] believe that it is more likely than not that forecasted income, tax effects of deferred tax liabilities and projected future taxable income from operating activities will be sufficient to support future realization of net U.S. deferred tax assets.” (Page 58, “Results of Operations—Income Tax Expense”)

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

•

“As a result of the Company’s decision to divest its non-core businesses, we expect cash flows from investing activities to increase in 2008, as and when proceeds are received from the sale of those businesses. We continue to expect positive cash flows from operating activities as our core businesses generate the majority of our cash flows from operations.” (Page 60, “Liquidity and Capital Resources”)

•

“In 2006, we entered into a credit agreement with a syndicate of banks and other financial institutions related to a $500.0 million senior unsecured revolving credit facility (the “Facility”), under which VeriSign, or certain designated subsidiaries may be borrowers. As of December 31, 2007, there were no outstanding borrowings under the Facility. Any future borrowings under the Facility will be used for working capital, capital expenditures, permitted acquisitions and repurchases of our common stock and other lawful corporate purposes.” (Pages 61-62, “Liquidity and Capital Resources—Net cash provided by (used in) financing activities”)

•

“We believe existing cash and cash equivalents, together with funds generated from operations should be sufficient to meet our working capital, capital expenditure requirements and to service our debt for the next 12 months. Our philosophy regarding the maintenance of a balance sheet with a large component of cash, cash equivalents and short-term investments reflects our views on potential future capital requirements relating to expansion of our businesses, acquisitions, and share repurchases.” (Page 62, “Liquidity and Capital Resources—Net cash provided by (used in) financing activities”)

•

“Our planned property and equipment expenditures for 2008 are anticipated to be approximately $160.0 million and will primarily be focused on productivity, cost improvement and market development initiatives for the Internet Services Group.” (Page 62, “Liquidity and Capital Resources—Property and Equipment Expenditures”)

•

“We enter into certain purchase obligations with various vendors. Our significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. We do not have any significant purchase obligations beyond 2010.” (Page 62, “Liquidity and Capital Resources—Contractual Obligations”)

•

“In 2006, we entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the .com top-level domain through November 30, 2012. Under the new agreement, we paid ICANN fixed registry level fees of $10.0 million during 2007. Beginning in 2009, the agreement provides for contingent payments upon meeting certain criteria based on growth in annual domain name registrations that could amount to an additional $20.5 million through the end of the contract.” (Page 62, “Liquidity and Capital Resources—Contractual Obligations”)

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

When it drafted the Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company was in the early stages of its disposition plan. Under this plan, it was anticipated that the Company would retain and focus on three of its core businesses: Naming Services, Secure Socket Layer (“SSL”) Certificate Services, and Identity and Authentication Services. It was also anticipated that for each of its other businesses, the Company would begin a plan of divestiture expected to be substantially complete during 2008. At the time of drafting, the Company analyzed the business and financial environment of each of its businesses expected to have a significant impact on the Company’s future operations. As part of this analysis, management considered a number of factors, including competition, technological initiatives and trends, pricing pressures, the possibility of new entrants into the market, potential changes to its cost structure, anticipated growth or decline in revenue due to broad market trends, and other factors. Management ultimately concluded that such businesses are characterized by a relatively stable environment in which few, if any, meaningful trends or uncertainties that could have a material effect on the Company’s liquidity, capital resources or results of operations can be identified, other than those identified above. As such, the Company believes that it has provided discussion and an analytical overview of known trends, demands, commitments, events and uncertainties.

Nevertheless, in light of the Staff’s concern and the Company’s substantial progress to date on refining and implementing its disposition plan, in connection with its next filing on Form 10-Q the Company undertakes to conduct a comprehensive review of its Management’s Discussion and Analysis disclosure to ensure that it contains necessary and appropriate trend and other information as the Company evolves.

Item 8.	Financial Statements and Supplementary Data

Supplementary Data (unaudited), page 65

3.	We have read your response to prior comment number 5 and it is unclear to us how your current disclosures comply with the applicable guidance. Please tell us why you believe that you should not be disclosing, at a minimum, cost of revenue information and explain how you considered Question 3 of SAB Topic 6(g)(1).

In light of the Staff’s guidance, we recognize the usefulness of presenting cost of revenue information and will revise future filings to include such presentation.

Item 9A.	Controls and Procedures

a. Evaluation of Disclosure Controls and Procedures, page 67

4.

We note your response to prior comment number 7 in which we asked you to explain how you concluded that although your disclosure controls and procedures were not effective, information included in the 10-K was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information you are required to disclose in the 10-K was accumulated and communicated to your management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

regarding required disclosure. We also note that you have similar disclosure in your Form 10-Q for the quarterly period ended March 31, 2008. We find your disclosure and response unclear. It appears that you are attempting to qualify the conclusions of your principal executive and principal financial officers. Please advise.

In its previous response, the Company did not intend to qualify the conclusions of its principal executive and principal financial officers, or suggest that the certification given pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241) was in any fashion limited compared to the Staff’s requirements. The Company believes that the consolidated financial statements included in the Annual Report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

The first five paragraphs of the Company’s response were intended to describe, evaluate, and discuss steps taken to remediate the material weakness identified. The subsequent three paragraphs of the Company’s response describe actions taken after discovering the material weakness, including the performance of additional analyses and other post-closing procedures to ensure the consolidated financial statements were prepared in accordance with GAAP. This additional post-closing work provided management with after-the-fact assurances that, despite the material weakness in internal controls over financial reporting and ineffectiveness of disclosure controls, all information included in the Annual Report was prepared in accordance with the applicable rules and regulations. The Company’s disclosure contained in Item 9A of the Annual Report was only intended to describe these after-the-fact conclusions. Nevertheless, despite these factual conclusions, the Company believes and acknowledges these post-closing procedures did not and could not substitute for effective controls because these procedures are not intended to be a permanent part of our internal control over financial reporting. Therefore the Company continued to have a weakness which the Company believes was fully described in the Annual Report.

Nevertheless, in light of the Staff’s comment, the Company is sensitive to the confusion that might be caused by disclosure similar to the last sentence of Item 9A(a) of its Annual Report and therefore undertakes to remove such disclosure from its future filings.1

[1]

The sentence reads, “Notwithstanding the material weakness discussed below, our management, based upon the substantial work performed during the preparation of this report, has concluded that information included in this Form 10-K is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that information we are required to disclose in this Form 10-K under the Exchange Act was accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4.	Controls and Procedures

Changes in Internal Control over Financial Reporting, page 40

5.	We note your disclosure that there was no change in your internal control over financial reporting “that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting, other than those noted above.” In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

The Company will revise future filings to state clearly, if applicable, that there were changes in the Company’s internal controls over financial reporting during the quarter.

*        *        *        *

Mr. Mark Kronforst

Accounting Branch Chief

June 27, 2008

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel, at (703) 948-4551, Luci Altman, Vice President, Associate General Counsel, at (703) 948-3966, Paul B. Hudson, Vice President, Associate General Counsel, at (650) 426-4406, or me at (703) 948-4267.

Very truly yours,

/s/ Brian G. Robins
Brian G. Robins Acting Chief Financial Officer VeriSign, Inc.

cc:	Mark Shannon
Evan Jacobson
Barbara Jacobs

Securities and Exchange Commission

Richard H. Goshorn
Paul B. Hudson
Luci Altman
Robynne D. Sisco

VeriSign, Inc.

David Lopez

Cleary Gottlieb Steen & Hamilton LLP